

SUB-ITEM 77I
Terms of new or amended securities

(a)      1) Strategic Allocation: Conservative, Strategic Allocation: Moderate and Strategic Allocation:
         Aggressive each modified the fee structure of the Advisor Class, effective 09/04/07.

         The funds approved a decrease of 25 basis points (0.25%) in the Rule 12b-1 fee charged by the
         Advisor Class while simultaneously approving an increase of 25 basis points in the unified management fee for the Class, resulting in no change to the total expense ratios. The decrease in the Rule 12b-1 fee and corresponding increase in the unified management fee are designed to move the fee for the provision of certain recordkeeping/administrative services from the Rule
         12b-1 fee to the unified management fee.  The recordkeeping/administrative services, which include the provision of recordkeeping and related services that would otherwise be performed by the Funds' transfer agent, may be performed by financial intermediaries or by the advisor or its affiliates.  In circumstances in which the recordkeeping/administrative services are performed by financial intermediaries, the advisor will pay such intermediaries all or part of the recordkeeping/administrative fee for performing the services.  The recordkeeping/administrative services, which will not change, do not encompass distribution-related services.  This modification will make the fee structure of the Advisor
         Class shares more consistent with the other share classes of the American Century Funds. Any reimbursement paid to financial intermediaries for the provision of recordkeeping/administrative services will now be paid out of the unified management fee received by the Advisor and not the Rule 12b-1 fee.

         The 25 basis point increase in the unified management fee is not expected to have any effect on the total expense ratio of the Advisor Class shares.  As previously noted, the 25 basis point increase in the unified management fee will be offset by a corresponding decrease of 25 basis points in the Rule 12b-1 fee.

